SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 21, 2008

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Enclosure:             Novartis AG Announces Results for the First Quarter of 2008

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

QUARTERLY REPORT • RAPPORT TRIMESTRIEL • QUARTALSBERICHT

Novartis reports higher sales and earnings in first quarter of 2008 showing healthcare portfolio well on the way to new growth cycle

•      Novartis on track in 2008:

•      Net sales from continuing operations up 9% (+0% in local currencies) to USD 9.9 billion with double-digit contributions from Sandoz, Vaccines and Diagnostics and Consumer Health

•      Operating income rises 7% to USD 2.5 billion, supporting major investments in new product launches, pipeline and emerging markets

•      Net income up 10% to USD 2.3 billion; EPS advances 15% to USD 1.02

•      Pharmaceuticals net sales up 6% (–3% lc) as flagship brands and key regions help offset 19% decline in US from ongoing impact of generics and Zelnorm marketing suspension:

•      New products – including Tekturna/Rasilez, Exforge, Aclasta/Reclast, Exelon Patch, Exjade, Xolair, Lucentis and Tasigna – contribute more than USD 500 million of net sales in 2008 first quarter

•      Late-stage pipeline progressing well – particularly RAD001 (metastatic renal cancer), FTY720 (multiple sclerosis) and SOM230 (Cushing’s disease) – amid plans for many regulatory submissions by end of 2010

•      Sandoz benefits from fast-growing markets, particularly in Eastern Europe, as net sales rise 12% (+2% lc) and offset soft first-quarter sales in the US

•      Consumer Health with solid performance as net sales rise 14% (+5% lc) driven by growth in Animal Health, OTC and CIBA Vision

•      Vaccines and Diagnostics achieves dynamic net sales growth of 21% (+10% lc) while boosting investments in new meningitis vaccines and product portfolio

•      Novartis expects record sales and earnings in 2008 from continuing operations

•      Reaffirming outlook for Group net sales growth at a mid-single-digit rate and Pharmaceuticals at a low-single-digit rate, both in local currencies

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Key figures – First quarter – Continuing operations

	Q1 2008		Q1 2007		% change
	USD m	% of net sales	USD m	% of net sales	USD	lc

Net sales	9 909		9 128		9	0
Operating income	2 488	25.1	2 335	25.6	7
Net income	2 308	23.3	2 092	22.9	10
Basic earnings per share	USD 1.02		USD 0.89		15

Key figures – First quarter – Total Group

	Q1 2008	Q1 2007	% change

Net income – Continuing operations	2 308	2 092	10
Net income – Discontinued Consumer Health operations	15	79	–81
Total net income	2 323	2 171	7
Total basic earnings per share	USD 1.02	USD 0.92	11

Discontinued Consumer Health operations represent contributions from Medical Nutrition (divested as of July 1, 2007) and Gerber (divested as of September 1, 2007)

Basel, April 21, 2008 — Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis said: “Our solid first quarter results show that Novartis is on track. I am especially pleased with the dynamic growth of Vaccines and Diagnostics and the new products in Pharmaceuticals. Our pipeline is also progressing well with promising results in innovative treatments in several areas, including cancer (e.g. RAD001) and multiple sclerosis (e.g. FTY720). Project Forward is beginning to deliver the desired improvements in efficiency, allowing for continuous high level investments in R&D. Our recently announced plans to acquire majority ownership of Alcon will create a new growth platform with the world leader in eye care, further strengthening our healthcare portfolio in a fast-changing healthcare environment. I am confident Novartis will once again achieve record sales and earnings in 2008 from continuing operations now fully focused on healthcare.”

Overview

On track for solid growth in 2008, Novartis reported higher net sales and double-digit earnings growth in the first quarter of 2008 from the Group’s continuing operations now entirely focused on healthcare and reaffirmed its outlook for record sales and earnings for the full year.

Net sales rose 9% to USD 9.9 billion, which were unchanged in local currencies (lc), thanks to the contributions from Sandoz, Consumer Health and Vaccines and Diagnostics. In Pharmaceuticals, net sales fell 3% lc to USD 6.3 billion as strong growth of key brands in all regions outside the US helped offset a 19% US decline from the negative impact of generic competition and the loss of Zelnorm that continued from 2007.

Operating income climbed at a slightly slower pace than net sales, rising 7% to USD 2.5 billion after taking into account significant investments in all Divisions in new product launches, late-stage development projects, and expansion in emerging markets. Currency movements had a net positive impact of approximately USD 185 million. The operating margin reached 25.1% of net sales after 25.6% in the year-ago period.

On the back of the solid operating performance, net income rose 10% to USD 2.3 billion, benefitting from business growth, productivity programs, higher levels of income from associated companies and net financial income. Basic earnings per share (EPS) advanced 15% to USD 1.02 from USD 0.89 in the 2007 first quarter, helped by a reduced level of outstanding shares.

FIRST QUARTER

Net sales

	Q1 2008	Q1 2007	% change
	USD m	USD m	USD	lc

Pharmaceuticals	6 264	5 923	6	–3
Vaccines and Diagnostics	280	231	21	10
Sandoz	1 906	1 696	12	2
Consumer Health continuing operations	1 459	1 278	14	5
Net sales from continuing operations	9 909	9 128	9	0

Pharmaceuticals

Europe, Latin America, Japan and emerging markets all delivered significantly higher sales in local currencies, helping to partially offset a 19% decline in the US that reflected the ongoing impact from 2007 of generic competition for four products – Lotrel (high blood pressure), Lamisil (fungal infections), Trileptal (epilepsy) and Famvir (viral infections) – and the loss of Zelnorm. Excluding these five affected products, which had combined net sales of approximately USD 800 million in the 2007 first quarter, worldwide net sales rose 10% in local currencies.

Key growth drivers included the flagship high blood pressure medicine Diovan (USD 1.4 billion, +11% lc), with additional contributions from the ongoing rollout of the new high blood pressure medicines Exforge and Tekturna/Rasilez approved in 2007. Net sales in the Cardiovascular franchise fell 3% lc to USD 1.6 billion due to the loss of Lotrel to US generic competition since mid-2007, but were up 18% lc for the rest of the Cardiovascular portfolio.

Several new products provided significant incremental contributions to growth in the first quarter, particularly the rapid acceptance of Aclasta/Reclast as a once-yearly treatment for osteoporosis and Lucentis as the only approved treatment shown to maintain and improve vision in people with age-related macular degeneration. These new products, along with Tekturna/Rasilez, Exforge, Exelon Patch (Alzheimer’s disease), Exjade (iron chelation), Xolair (asthma) and Tasigna (cancer), provided more than USD 500 million in combined quarterly net sales.

Vaccines and Diagnostics

Good performance thanks to the strong demand for TBE (tick-borne encephalitis) vaccines in Europe as well as ongoing market share gains outside of the US for NAT (nucleic acid testing) products used in diagnostic blood testing.

Sandoz

Fast-growing markets in Central and Eastern Europe – particularly Poland and Russia (now both among top five countries worldwide) – supported overall growth along with market share gains in Germany. In the US, net sales declined 2% lc as expansion of the overall portfolio helped to partially offset the lack of significant new product launches in the first quarter of 2008. The 2007 first quarter included contributions from the rollout of many “difficult-to-make” and authorized generics that now face competition.

Consumer Health continuing operations

OTC, Animal Health and CIBA Vision all supported the solid performance. CIBA Vision delivered strong growth thanks to new product launches for Dailies and AirOptix contact lenses and full product supplies following shortages in 2007. OTC benefited from sales of “cough and cold” products in the US and Europe as well as ongoing geographic expansion. Animal Health growth was driven by companion animal products, particularly in the US.

Operating income

	Q1 2008		Q1 2007		Change
	USD m	% of net sales	USD m	% of net sales	%

Pharmaceuticals	2 096	33.5	1 853	31.3	13
Vaccines and Diagnostics	–53	–18.9	27	11.7
Sandoz	345	18.1	318	18.8	8
Consumer Health continuing operations	262	18.0	240	18.8	9
Corporate income & expense, net	–162		–103
Operating income from continuing operations	2 488	25.1	2 335	25.6	7

Pharmaceuticals

Rising faster than net sales, the 13% increase in operating income reflected the impact of recent productivity initiatives and a net positive impact of exceptional items. The operating income margin rose to 33.5% of net sales from 31.3% in the year-ago period. Cost of Goods Sold fell by 1.0 percentage point as a percentage of net sales, in part from lower royalty payments. Other Revenues increased by 0.8 percentage points mainly from royalty income for Betaseron®. R&D investments rose 8%, with investments made in late-stage trials for development compounds including QAB149, QMF149, FTY720 and ACZ885. Marketing & Sales rose roughly in line with net sales, as productivity initiatives helped offset expenses for new product launches. Other Income & Expenses provided 0.4 percentage points to the improved operating income margin, led by a one-time gain of USD 115 million from the divestment of some mature products to Amdipharm.

Vaccines and Diagnostics

Significant investments were among factors for the first-quarter operating loss. These included late-stage clinical trials and costs to prepare for the launches of two meningitis vaccines in development. The year-ago period also included a one-time gain of USD 67 million from a legal settlement. Excluding exceptional items and amortization of intangible assets in both periods, the adjusted operating loss was USD 20 million compared to operating income of USD 38 million in the 2007 period.

Sandoz

Productivity gains in manufacturing and product supply chain supported the improvement in operationg income. R&D investments rose at a faster pace than net sales based on accelerated projects for various “difficult-to-make” generics and follow-on biotechnology drugs, which provide Sandoz a competitive advantage. As a result, the operating margin fell to 18.1% of net sales in the first quarter from 18.8% in the year-ago period.

Consumer Health continuing operations

All three business units generated higher operating income that supported investments in new product launches in CIBA Vision and ongoing geographic expansion in OTC, with Marketing & Sales costs up 12% over the prior-year period. Continued high R&D investments rose 11%, mainly in Animal Health. As a result, the operating income margin fell slightly to 18.0% of net sales.

Corporate income and expense, net

Among factors for the increased net corporate expenses were the negative impact of foreign exchange movements and additional investments in global IT infrastructure.

Corporate

	Q1 2008	Q1 2007	Change
	USD m	USD m	USD m	%

Operating income from continuing operations	2 488	2 335	153	7
Income from associated companies	137	97	40	41
Financial income	148	87	61	70
Interest expense	–57	–53	–4	8
Taxes	–408	–374	–34	9
Net income from continuing operations	2 308	2 092	216	10
Net income from discontinued Consumer Health operations	15	79	–64	–81
Total net income	2 323	2 171	152	7

Income from associated companies

Income from associated companies was USD 137 million in the 2008 first quarter from USD 97 million in the year-ago period and representing essentially the net contribution of anticipated 2008 first quarter results from the Roche investment.

Financial income, net

Average net liquidity in the 2008 first quarter was USD 6.4 billion, significantly higher than USD 0.9 billion in the year-ago period thanks to proceeds in the second half of 2007 from the divestments of Medical Nutrition and Gerber. This led to higher net financial income of USD 91 million, which was helped by currency gains on operating activities.

Taxes

The tax rate for continuing operations remained relatively stable at 15.0% in the 2008 first quarter compared to 15.2% in the year-ago period.

Balance sheet

Total equity was largely unchanged at USD 49.3 billion at the end of the 2008 first quarter compared to USD 49.4 billion at the end of 2007. The 2007 dividend payment of USD 3.3 billion, which rose 29% in US dollars from the 2006 dividend, and USD 0.7 billion in actuarial losses on defined-benefit pension plans were largely offset by USD 2.3 billion in first-quarter net income and currency translation gains of USD 1.4 billion. The balance sheet remained strong, with the debt/equity ratio at 0.13:1 at the end of the first quarter compared to 0.12:1 at the end of 2007.

Divestment proceeds and ongoing strong cash flow led to net liquidity reaching USD 4.4 billion at the end of the first quarter, significantly higher than net debt of USD 0.4 billion at the end of the year-ago period. However, net liquidity declined from USD 7.4 billion at the end of 2007 due mainly to the dividend payment.

Four million shares were repurchased for USD 194 million since the start of the sixth share repurchase program in March 2008 via a second trading line on the Swiss Stock Exchange. At the Annual General Meeting in February 2008, shareholders approved the cancellation of 85.3 million shares repurchased under the fourth and fifth share repurchase programs.

Cash flow

Higher tax payments and working capital requirements were among factors for the decline in cash flow from operating activities to USD 1.7 billion at the end of the 2008 first quarter compared to USD 2.1 billion in the year-ago period. Proceeds from the sale of marketable securities led to cash inflow from investing activities rising to USD 3.4 billion in the first quarter against cash outflow of USD 1.2 billion in the year-ago period. Free cash outflow of USD 2.1 billion in the 2008 first quarter included the full payment of the 2007 dividend of USD 3.3 billion, as compared to the 2006 dividend of USD 2.6 billion being split between the first (USD 1.8 billion) and second (USD 0.8 billion) quarters in 2007.

Well on the way to a new growth cycle in Pharmaceuticals

Novartis Pharmaceuticals is on track for a new growth cycle to emerge in the second half of 2008, complementing the anticipated ongoing expansion of Sandoz, Vaccines and Diagnostics and Consumer Health that form the Group’s portfolio focused on healthcare products. These businesses are expanding quickly and compete in areas that are expected to grow faster than the global pharmaceuticals market.

As in the first quarter, results of Pharmaceuticals in the second quarter of 2008 will be negatively affected by the full-year effect of having lost significant sales contributions from five products in the US during 2007. These products – Zelnorm, Lotrel, Trileptal, Lamisil and Famvir – had combined total net sales in the US of USD 3.1 billion in 2006, and net sales for this group of products fell to USD 1.7 billion in 2007. The year-on-year impact of lost sales from these medicines will only diminish later in 2008.

At the same time, growth of the unaffected product portfolio – driven by launches of many new products following 15 major US and EU approvals in 2007 and expansion of flagship cancer and cardiovascular products – is expected to support high-single digit net sales growth in the Pharmaceuticals Division by the fourth quarter of 2008, and net sales growth for the full year at a low-single-digit rate, both in local currencies.

Ahead of its new growth cycle, Novartis launched the “Forward” initiative in December 2007 to improve speed, simplicity and productivity for better competitiveness. More than 100 sub-projects are now underway amid expectations for pre-tax annual cost savings of USD 1.6 billion in 2010, with a pre-tax restructuring charge of USD 444 million taken in the 2007 fourth quarter. All site closures and other actions have been announced, with social plans being implemented and information already provided to nearly all associates affected by the reduction of approximately 2,500 full-time equivalent positions.

Strengthening healthcare portfolio with Alcon

Novartis reached an agreement in April 2008 with Nestlé S.A. providing the right to acquire majority ownership of Alcon Inc. (NYSE: ACL) in two steps and add the world leader in eye care to its portfolio focused on growth areas of healthcare.

The first step to purchase a 25% stake in Alcon from Nestlé for approximately USD 11 billion is expected to be completed in the second half of 2008. The second step provides rights for Novartis to acquire, and Nestlé to sell, the remaining 52% Alcon stake held by Nestlé between January 2010 and July 2011 for up to approximately USD 28 billion. Completion of these steps would make Alcon a majority-owned subsidiary, furthering the Novartis strategy to access high-growth healthcare segments while limiting risks.

Alcon is the world’s largest and most profitable eye care company with 2007 annual sales of USD 5.6 billion, operating income of USD 1.9 billion and net income of USD 1.6 billion.

Alcon offers a range of pharmaceutical, surgical and consumer eye care products used to treat diseases, disorders and other conditions of the eye.

Group outlook

(Barring any unforeseen events)

Novartis is on track for another year of record net sales and earnings in 2008 from continuing operations now entirely focused on healthcare. Net sales from continuing operations for the Group are expected to rise at a mid-single-digit rate, and at a low-single-digit growth rate in the Pharmaceuticals Division, both in local currencies.

Pharmaceuticals products performance review

Note: Net sales data refer to first quarter 2008  worldwide performance in local currencies

Diovan (USD 1.4 billion, +11% lc), the No. 1 selling brand for high blood pressure in the world, maintained its strong pace in the first quarter after exceeding USD 5 billion in annual sales for the first time in 2007. Diovan has grown consistently thanks to its status as the only medicine in the angiotensin receptor blockers (ARBs) class approved to treat high blood pressure, high-risk heart attack survivors and patients with heart failure. In the US, Diovan has maintained its share above 40% among ARBs, with increasing use worldwide of Co-Diovan/Diovan HCT, a single-tablet combination with a diuretic.

Gleevec/Glivec (USD 888 million, +20% lc), a targeted therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), again delivered double digit growth and strengthened its leadership position in helping patients with these and other often-fatal forms of cancer. Data showing that 88% of Gleevec/Glivec patients with newly diagnosed Philadelphia chromosome-positive CML (Ph+ CML) were still alive after six years of treatment along with greater use in patients with metastatic GIST and various rare diseases led to strong growth in the US, where net sales rose 32%.

Zometa (USD 331 million, –1% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, experienced a modest slowdown, with US sales down 4% but rising 1% in the rest of the world. Growth for this class began to slow in 2007 with patients receiving treatment less frequently and for shorter courses of therapy.

Femara (USD 270 million, +22% lc), an oral treatment for women with hormone-sensitive breast cancer, continues to outpace competitors and gained share in the aromatase inhibitor segment due to its unique benefits. Publication of data in the Journal of Clinical Oncology in March showed treatment with Femara for up to seven years after standard tamoxifen therapy provided significant benefits in reducing the risk of recurrence in postmenopausal women with early breast cancer. Femara recently lost patent protection in several European markets, including Spain, that could negatively impact growth. In the US, a patent covering the active ingredient of Femara expires in June 2011. Novartis is vigorously defending its rights against a generic manufacturer challenging the patent.

Sandostatin (USD 269 million, +5% lc), for acromegaly and various neuroendocrine and carcinoid tumors, continued to generate strong growth based on increasing use of Sandostatin LAR, the long-acting once-monthly version that accounts for 85% of net sales.

Lucentis (USD 195 million), a biotechnology eye therapy, has now been launched in more than 60 countries following its initial launch in Europe in January 2007. Lucentis is the only treatment proved in clinical trials to maintain and improve vision in patients with the “wet” form of age-related macular degeneration, the leading cause of blindness in people over age 50. Genentech holds the US rights.

Exelon/Exelon Patch (USD 188 million, +17% lc), a treatment for mild to moderate forms of Alzheimer’s disease and dementia associated with Parkinson’s disease, has generated overall market segment gains after the US and European launches of Exelon Patch in late 2007. Nearly 40% of US net sales were for the Patch, a once-daily skin patch version that provides equivalent efficacy to the highest dose of Exelon capsules but with three times fewer reports of nausea or vomiting.

Exjade (USD 109 million, +55% lc) has benefited from its status as the first once-daily oral therapy for treating patients with iron overload – a potentially fatal condition – associated with various blood disorders.

Lotrel (USD 95 million, –73% lc, only in the US), a single-tablet high blood pressure combination therapy, has been severely impacted since May 2007 following the “at risk” launch of a generic copy by Teva Pharmaceuticals despite a valid US patent until 2017. Novartis is vigorously defending its patent rights. Sandoz also launched an authorized generic version.

Trileptal (USD 90 million, –57% lc), for epilepsy seizures, has experienced a significant decline in overall net sales following the start in October 2007 of generic competition in the US, where net sales fell 73% in the first quarter.

Exforge (USD 72 million), the first single-tablet combination of an angiotensin receptor blocker (Diovan) with the calcium channel blocker amlodipine, continues to outperform many previous combination therapy launches in the US and Europe. Exforge provides powerful reductions across all high blood pressure grades and is now available in more than 35 countries.

Xolair (USD 39 million, +2% lc), a biotechnology therapy for moderate to severe allergic asthma, experienced a slowdown mainly from the timing of supply sales to Genentech, but showed strong growth in Europe and Latin America. A Phase III study in pediatric patients with moderate-to-severe, persistent allergic asthma who were inadequately controlled met its primary endpoints, demonstrating a statistically significant reduction in exacerbations in Xolair-treated patients compared to those on placebo with no new safety signals reported. Xolair’s adverse event profile was similar to placebo. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech reported US sales of USD 117 million for Xolair in the first quarter of 2008.

Aclasta/Reclast (USD 39 million) has experienced rapid growth as a 15-minute, once-yearly infusion for women with postmenopausal osteoporosis, outpacing benchmark launches since its launch in mid-2007. Aclasta/Reclast is now reimbursed on 100% of US Medicare formularies. Other indications are being pursued for prevention of clinical fractures after hip fracture as well as glucocorticoid-induced and male osteoporosis .

Tekturna/Rasilez (USD 28 million), the first new type of high blood pressure medicine in more than a decade, has now been launched in over 40 countries worldwide following US and European approvals during 2007. Known as Tekturna in the US and as Rasilez in other markets, this medicine has generated growth in a competitive environment. Tekturna HCT, a single-tablet combination with a diuretic, received US approval in January, while the EU submission as Rasilez HCT was completed in late 2007. Rasilez was also submitted ahead of schedule for approval in Japan.

Tasigna (USD 10 million) has been well-received following launches in more than 40 countries worldwide since the end of 2007 as a new therapy for patients with a certain form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy including Gleevec/Glivec (imatinib). A decision on approval in Japan is expected in 2008. A Phase III study is underway comparing Tasigna and Gleevec/Glivec in newly diagnosed CML patients. A registration study in patients with gastrointestinal stromal tumors (GIST) resistant or intolerant to prior treatment has completed enrollment.

Zelnorm/Zelmac (USD 2 million, –98% lc), for irritable bowel syndrome and chronic constipation, will not be resubmitted for US regulatory approval. This medicine was suspended in the US in March 2007, and subsequently in many other countries, to comply with a request from the FDA to review cardiovascular safety data. However, Zelnorm/Zelmac remains available in some countries, and Novartis will discuss next steps with local health authorities, as requested. An emergency treatment access program remains open in the US to provide Zelnorm to appropriate patients.

Research & Development update

Pharmaceuticals

Galvus (vildagliptin), a new oral treatment for type 2 diabetes, was launched in the first European markets in March, including the UK, with additional launches underway. The launches come after Galvus received European Union approval in the first quarter to prescribing information changes proposed by Novartis that reduced the recommended daily doses to 50 mg once-daily or 50 mg twice-daily in combination with various other oral anti-diabetes medicines. The first EU launches are also underway for Eucreas, a single-tablet combination of Galvus with the oral anti-diabetes medicine metformin. Novartis is continuing discussions with the FDA on steps needed for US approval to address requests for more data made in an “approvable letter” in February 2007. Resubmission for US approval is not expected before 2010.

RAD001 (everolimus), a once-daily oral inhibitor of the mTOR pathway, is on track for its first oncology regulatory submission in the second half of 2008. Results of the RECORD-1 (REnal Cell cancer treatment with Oral RAD001 given Daily) trial have been submitted as a late-breaking abstract for the American Society of Clinical Oncology meeting in May. An independent committee stopped this 400-patient trial in February after interim results met the primary endpoint and showed significantly better progression-free survival in patients with advanced kidney cancer who received RAD001 compared to placebo. Registration trials in other cancers are underway. RAD001 acts by directly inhibiting tumor cell growth and metabolism as well as formation of new blood vessels (angiogenesis).

FTY720 (fingolimod), with potential to become the first oral therapy for multiple sclerosis (MS), continued to demonstrate sustained benefits in patients with the relapsing-remitting form of MS after three years of treatment, according to results of an ongoing Phase II study extension presented in April. Data showed 68-73% of patients in the study remained free from relapses after three years of continuous treatment, depending on dosage. FTY720 is on track for regulatory submissions at the end of 2009, and is currently being investigated in the largest worldwide Phase III program to be conducted in MS.

SOM230 (pasireotide), a next-generation somatostatin analogue therapy, has completed Phase II studies for acromegaly, carcinoid tumors and Cushing’s disease. A Phase III registration study for Cushing’s disease, a rare hormone disorder for which there is no approved medical therapy, is enrolling patients. A Phase III trial in acromegaly began in the first quarter of 2008, with a Phase III trial in carcinoid tumors expected to begin this year.

Extavia (formerly NVF233, interferon beta-1b) has received a positive opinion supporting European Union approval for use in treating various forms of MS, with formal EU approval expected in the second quarter of 2008. Extavia is exactly the same medicine as Betaferon /Betaseron, which is marketed by Bayer Schering and was the first beta interferon treatment for MS. Novartis gained rights to its own branded version of this medicine in agreements with Bayer Schering related to Novartis acquiring Chiron. The submission for US approval is expected soon, with US/EU launches by the Pharmaceuticals Division on track for early 2009, its earliest contractually agreed launch date.

Vaccines and Diagnostics

Menveo (MenACWY-CRM) has completed recruitment in a Phase III trial involving infants as part of the overall development program for this vaccine against four common types of meningococcal meningitis known as A,C,W135 and Y. Phase II trial results showed Menveo may protect infants as young as two months old. Also in the first quarter of 2008, a Phase III study was started for a separate vaccine being developed against the B type of meningococcal meningitis. This bacterial disease is a rare, but potentially fatal, infection that causes an infection of the membranes around the brain and spinal cord. The first regulatory submissions for Menveo are planned for later in 2008.

Disclaimer

These materials contain certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “well on the way,” “on track,” “pipeline”, “plans,” “expects,” “outlook”, “promising”, “beginning to deliver,” “will,” “confident”, “to emerge,” “anticipated,” “ongoing”, “expected,” “expectations,” “rights …  to acquire and … to sell,” “potential”, “may,” “potentially,” “planned,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

June 4, 2008	Vaccines Day (Cambridge, Massachusetts)
July 17, 2008	Second quarter and first half 2008 results
September 3, 2008	Sandoz Day (Holzkirchen, Germany)
October 20, 2008	Third quarter and first nine months 2008 results
January 2009	Fourth quarter and full-year 2008 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (unaudited)

First quarter

	Q1 2008	Q1 2007	Change
	USD m	USD m	USD m	%

Net sales from continuing operations	9 909	9 128	781	9
Other revenues	307	246	61	25
Cost of Goods Sold	-2 648	-2 488	-160	6
Of which amortization and impairments of product and patent rights and trademarks	-246	-242	-4	2
Gross profit	7 568	6 886	682	10
Marketing & Sales	-2 815	-2 587	-228	9
Research & Development	-1 674	-1 502	-172	11
General & Administration	-519	-483	-36	7
Other Income & Expense	-72	21	-93
Operating income from continuing operations	2 488	2 335	153	7
Income from associated companies	137	97	40	41
Financial income	148	87	61	70
Interest expense	-57	-53	-4	8
Income before taxes from continuing operations	2 716	2 466	250	10
Taxes	-408	-374	-34	9
Net income from continuing operations	2 308	2 092	216	10
Net income from discontinued Consumer Health operations	15	79	-64	-81
Total net income	2 323	2 171	152	7
Attributable to:
Equity holders of Novartis AG	2 317	2 169	148	7
Minority interests	6	2	4
Average number of shares outstanding – Basic (million)	2 267.5	2 345.3	-77.8	-3
Basic earnings per share (USD)(1)
– Total	1.02	0.92	0.10	11
– Continuing operations	1.02	0.89	0.13	15
– Discontinued operations	0.00	0.03	-0.03	-100
Average number of shares outstanding – Diluted (million)	2 272.7	2 358.8	-86.1	-4
Diluted earnings per share (USD)(1)
– Total	1.02	0.92	0.10	11
– Continuing operations	1.01	0.89	0.12	13
– Discontinued operations	0.01	0.03	-0.02	-67

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated statement of recognized income and expense (unaudited)

First quarter

	Q1 2008	Q1 2007	Change
	USD m	USD m	USD m

Net income from continuing operations	2 308	2 092	216
Fair value adjustments on financial instruments	-90	16	-106
Actuarial losses/gains from defined benefit plans, net	-664	66	-730
Novartis share of equity recognized by associated companies	-13	87	-100
Revaluation of initial minority interests in Chiron		55	-55
Translation effects	1 376	117	1 259
Amounts related to discontinued operations	15	89	-74
Recognized income and expense	2 932	2 522	410

Condensed consolidated balance sheets

	March 31, 2008	Dec 31, 2007	Change	March 31, 2007
	(unaudited)			(unaudited)
	USD m	USD m	USD m	USD m

Assets

Non-current assets
Property, plant & equipment	13 499	12 633	866	11 265
Intangible assets	21 850	21 249	601	21 335
Financial and other non-current assets	14 682	14 140	542	14 390
Total non-current assets	50 031	48 022	2 009	46 990
Current assets
Inventories	6 241	5 455	786	4 982
Trade accounts receivable	6 883	6 648	235	6 353
Other current assets	2 313	2 126	187	2 292
Cash, short-term deposits and marketable securities	10 850	13 201	-2 351	6 957
Total current assets from continuing operations	26 287	27 430	-1 143	20 584
Assets held for sale related to discontinued operations				750
Total current assets	26 287	27 430	-1 143	21 334
Total assets	76 318	75 452	866	68 324

Equity and liabilities

Total equity	49 266	49 396	-130	40 502
Non-current liabilities
Financial debts	748	677	71	661
Other non-current liabilities	9 248	8 738	510	9 612
Total non-current liabilities	9 996	9 415	581	10 273
Current liabilities
Trade accounts payable	3 007	3 018	-11	2 575
Financial debts and derivatives	5 731	5 117	614	6 689
Other current liabilities	8 318	8 506	-188	8 103
Total current liabilities from continuing operations	17 056	16 641	415	17 367
Liabilities related to discontinued operations				182
Total current liabilities	17 056	16 641	415	17 549
Total liabilities	27 052	26 056	996	27 822
Total equity and liabilities	76 318	75 452	866	68 324

Condensed consolidated changes in equity (unaudited)

First quarter

	Q1 2008	Q1 2007	Change
	USD m	USD m	USD m

Consolidated equity at January 1	49 396	41 294	8 102
Recognized income and expense	2 932	2 522	410
Sale/purchase of treasury shares, net	122	-847	969
Equity-based compensation	166	147	19
Dividends	-3 342	-2 598	-744
Changes in minority interests	-8	-16	8
Consolidated equity at March 31	49 266	40 502	8 764

Condensed consolidated cash flow statements (unaudited)

First quarter

	Q1 2008	Q1 2007	Change
	USD m	USD m	USD m

Net income from continuing operations	2 308	2 092	216
Reversal of non-cash items
Taxes	408	374	34
Depreciation, amortization and impairments	634	540	94
Change in provisions and other non-current liabilities	87	68	19
Net financial income	-91	-34	-57
Other	-80	49	-129
Net income adjusted for non-cash items	3 266	3 089	177
Interest and other financial receipts	451	242	209
Interest and other financial payments	-62	-37	-25
Taxes paid	-510	-283	-227
Cash flow before working capital changes	3 145	3 011	134
Payments out of provisions and other net cash movements in non-current liabilities	-143	-79	-64
Change in net current assets and other operating cash flow items	-1 313	-881	-432
Cash flow from operating activities from continuing operations	1 689	2 051	-362
Investments in property, plant & equipment	-403	-522	119
Acquisitions of subsidiaries		-48	48
Decrease/increase in marketable securities, intangible and financial assets	3 837	-597	4 434
Cash flow from investing activities from continuing operations	3 434	-1 167	4 601
Cash flow from financing activities from continuing operations	-3 689	-2 479	-1 210
Cash flow from discontinued operations	51	89	-38
Translation effect on cash and cash equivalents	86	-17	103
Change in cash and cash equivalents from discontinued operations		-2	2
Change in cash and cash equivalents from continuing operations	1 571	-1 525	3 096
Cash and cash equivalents at January 1 from continuing operations	5 360	3 815	1 545
Cash and cash equivalents at March 31 from continuing operations	6 931	2 290	4 641

Consolidated income statements – First quarter – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group

	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	6 264	5 923	280	231	1 906	1 696	1 459	1 278			9 909	9 128		691	9 909	9 819
Sales to other Divisions	53	43	3	4	63	66	15	10	-134	-123
Sales of Divisions	6 317	5 966	283	235	1 969	1 762	1 474	1 288	-134	-123	9 909	9 128		691	9 909	9 819
Other revenues	158	100	126	135	6	2	17	9			307	246		2	307	248
Cost of Goods Sold	-1 007	-1 011	-260	-212	-990	-951	-525	-428	134	114	-2 648	-2 488		-364	-2 648	-2 852
Of which amortization and impairments of product and patent rights and trademarks	-87	-89	-73	-71	-67	-64	-19	-18			-246	-242		-3	-246	-245
Gross profit	5 468	5 055	149	158	985	813	966	869		-9	7 568	6 886		329	7 568	7 215
Marketing & Sales	-1 902	-1 809	-57	-42	-337	-273	-519	-463			-2 815	-2 587		-173	-2 815	-2 760
Research & Development	-1 310	-1 215	-86	-54	-162	-124	-73	-66	-43	-43	-1 674	-1 502		-10	-1 674	-1 512
General & Administration	-182	-172	-40	-41	-103	-77	-90	-91	-104	-102	-519	-483		-31	-519	-514
Other Income & Expense	22	-6	-19	6	-38	-21	-22	-9	-15	51	-72	21	24	3	-48	24
Of which amortization and impairments of capitalized intangible assets included in function costs	-41	-21	-9		-11	-7		-2		-1	-61	-31		-9	-61	-40
Operating income	2 096	1 853	-53	27	345	318	262	240	-162	-103	2 488	2 335	24	118	2 512	2 453
Income from associated companies											137	97			137	97
Financial income											148	87			148	87
Interest expense											-57	-53			-57	-53
Income before taxes											2 716	2 466	24	118	2 740	2 584
Taxes											-408	-374	-9	-39	-417	-413
Net income											2 308	2 092	15	79	2 323	2 171

Additions to: – Property, plant and equipment(1)	215	329	99	44	88	90	23	47	12	24	437	534		6	437	540
–Goodwill and other intangible assets(1)	37	76			4	11	2	1	1		44	88		23	44	111

(1) Excluding impact of business acquisitions

Notes to the Condensed Interim Consolidated Financial Statements for the

three months ended March 31, 2008 (unaudited)

1. Basis of preparation

The condensed consolidated financial statements for the three–month period ended March 31, 2008, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and accounting policies set out in the 2007 Annual Report, which was published on January 17, 2008.

2. Business combinations, divestments and other significant transactions

The following significant transactions occurred during 2008 and 2007:

2008

Corporate – Alcon (significant event after March 31, 2008)

On April 7, Novartis reached an agreement with Nestlé S.A. providing the right to acquire its 77% majority ownership of Alcon Inc. (NYSE: ACL) in two steps. The potential value of these two transactions is approximately USD 39 billion.

In the first step, Novartis will acquire a 25% stake in Alcon for about USD 11 billion through the purchase of approximately 74 million shares held by Nestlé, with closing expected in the second half of 2008. This agreement reflects a price of USD 143.18 per share, which is Alcon’s volume-weighted average share price between January 7, 2008, and April 4, 2008. Alcon’s closing share price was USD 148.44 on April 4, the last trading day before the signing of this agreement.

In the second step, Novartis has the right to acquire Nestlé’s remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of USD 181.00 per share, or approximately USD 28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at the time of exercise, but not exceeding USD 181.00 per share. Based on Alcon’s closing share price on April 4, 2008, the combined premium would be a maximum of 13% to complete the two steps. Novartis has no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders at any time.

Novartis intends to finance the purchase of the 25% Alcon stake in the first step from internal cash reserves and external short–term financing, with borrowing needs currently estimated at USD 5.5 billion. Financing for the second step would be supported by the Group’s ongoing cash generation and further external borrowing.

2007

Pharmaceuticals – Betaseron® agreement related to Chiron acquisition

On September 14, Novartis and Bayer Schering Pharma AG completed an agreement related to the regulatory, development, manufacturing and supply agreements for the multiple sclerosis medicine Betaseron®. The agreement was reached following the April 2006 acquisition of Chiron. As part of this agreement with Bayer Schering, Novartis received a one-time payment of approximately USD 200 million principally related to a transfer of manufacturing facilities to Bayer Schering as well as receiving rights to market its own branded version of Betaseron® starting in 2009 (pending regulatory approvals). As a result of this transaction, a final reassessment was made of the related assets from the

Chiron acquisition as of April 20, 2006. This resulted in an increase of USD 235 million in identified net assets, which was adjusted in the 2007 first quarter. After taking this into account, final Pharmaceuticals Division goodwill for the Chiron acquisition at December 31, 2007, amounted to USD 1.9 billion.

Vaccines and Diagnostics – Intercell agreement

On September 28, Novartis entered into a strategic alliance with Intercell, an Austrian biotechnology company, focused on vaccines development. As a consequence of the agreement, Novartis paid USD 383 million (EUR 270 million) and recorded USD 207 million (EUR 146 million) of intangible assets. The payment also included the acquisition of an additional 4.8 million shares for USD 176 million (EUR 124 million), which increased the Novartis holding in Intercell to 15.9%. The equity investment has been treated for accounting purposes as an “available-for-sale” marketable security recorded in the financial assets of the Division.

Consumer Health – Gerber Business Unit divestment

On September 1, Novartis completed the divestment of the Gerber infant products Business Unit for approximately USD 5.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 4.0 billion, and an after-tax gain of USD 3.6 billion, was recorded in the third quarter.

Consumer Health – Medical Nutrition Business Unit divestment

On July 1, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for approximately USD 2.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 1.8 billion, and an after-tax gain of USD 1.6 billion, was recorded in the third quarter.

The Gerber and Medical Nutrition Business Units are disclosed as discontinued operations in all periods in the Group’s consolidated financial statements. These businesses had combined 2007 net sales of USD 1.7 billion and operating income of USD 311 million before their divestment.

3. Principal currency translation rates

First quarter

	Average rates Q1 2008 USD	Average rates Q1 2007 USD	Period-end rates March 31, 2008 USD	Period-end rates March 31, 2007 USD

1 CHF	0.937	0.811	1.004	0.821
1 EUR	1.499	1.311	1.579	1.333
1 GBP	1.979	1.955	1.987	1.963
100 JPY	0.950	0.838	1.003	0.848

4. Legal proceedings update

A number of Novartis subsidiaries are the subject of various legal proceedings that arise from time to time in the ordinary course of business. While Novartis does not believe any of them will have a material adverse effect on the Group’s consolidated financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on consolidated results of operations in any particular period. Please consult the consolidated financial statements in the 2007 Annual Report for a summary of major legal proceedings. The following non-exhaustive list reflects recent developments in legal proceedings:

Zometa/Aredia

A Novartis subsidiary is now a defendant in more than 400 cases brought in US courts by more than 400 plaintiffs who claim to have experienced osteonecrosis of the jaw after treatment with Zometa/Aredia. Discovery is continuing in these cases.

Average Wholesale Price Litigation

Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price (AWP) and “best price” that have been used by the US government to calculate Medicare and Medicaid reimbursements, respectively. Discovery is ongoing in some of these cases. A Novartis subsidiary is scheduled for trial in Alabama state court starting on June 16, 2008.

Contact lenses

Rembrandt Vision Technologies filed a patent infringement suit against CIBA Vision in October 2005 in the US District Court for the Eastern District of Texas. The lawsuit involves CIBA Vision’s O2Optix and Night & Day contact lens products. Rembrandt asserts that these contact lens products infringe Rembrandt’s US Patent No. 5,712,327. On February 6, 2008, a jury awarded Rembrandt past damages of USD 41 million, and Rembrandt may seek an injunction against O2Optix. CIBA Vision continues to believe that its products do not infringe the patent in question and will continue to defend this claim.

Supplementary information (unaudited)

Condensed consolidated change in liquidity

First quarter

	Q1 2008	Q1 2007	Change
	USD m	USD m	USD m

Change in cash and cash equivalents	1 571	-1 525	3 096
Change in marketable securities, financial debt and financial derivatives	-4 607	476	-5 083
Change in net liquidity	-3 036	-1 049	-1 987
Net liquidity at January 1 from continuing operations	7 407	656	6 751
Net liquidity/debt from continuing operations at March 31	4 371	-393	4 764
Net liquidity from discontinued operations		2	-2
Net liquidity/debt at March 31	4 371	-391	4 762

Free cash flow

First quarter

	Q1 2008	Q1 2007	Change
	USD m	USD m	USD m

Cash flow from operating activities from continuing operations	1 689	2 051	-362
Purchase of property, plant & equipment	-403	-522	119
Purchase of intangible and financial assets	-78	-112	34
Sale of property, plant & equipment, intangible and financial assets	147	23	124
Dividends	-3 342	-1 792	-1 550
Free cash flow from continuing operations	-1 987	-352	-1 635
Free cash flow from discontinued operations	-71	96	-167
Free cash flow	-2 058	-256	-1 802

Share information

	March 31, 2008	March 31, 2007

Number of shares outstanding (million)	2 273.5	2 339.9
Registered share price (CHF)	50.90	69.7
ADS price (USD)	51.23	54.63
Market capitalization (USD billion)	116.2	133.9
Market capitalization (CHF billion)	115.7	163.1

Impact of intangible asset charges and significant exceptional items – First quarter

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations

	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	2 096	1 853	-53	27	345	318	262	240	-162	-103	2 488	2 335
Recurring amortization	101	102	81	71	78	71	19	20		1	279	265
Impairment of intangible assets	27	8	1								28	8
Intangible asset charges	128	110	82	71	78	71	19	20		1	307	273
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net				7								7
Restructuring expenses	39				4	7					43	7
Impairment of property, plant & equipment	2				2				4		8
Exceptional restructuring and acquisition related integration expenses, net	41			7	6	7			4		51	14
Exceptional gains from divesting brands, subsidiaries and financial investments	-115										-115
Impairment of financial assets	15	1							5	4	20	5
Litigation and exceptional settlements			-49	-67							-49	-67
Suspension of Zelnorm		52										52
Release of pre-launch inventory provisions	-45	-107									-45	-107
Other exceptional items	-30	-54	-49	-67					5	4	-74	-117
Total adjustments	24	56	33	11	84	78	19	20	9	5	169	170
Adjusted operating income	2 120	1 909	-20	38	429	396	281	260	-153	-98	2 657	2 505
Income from associated companies											137	97
Recurring amortization related to income from associated companies, net of tax											34	28
Net financial income											91	34
Taxes (adjusted for above items)											-479	-439
Adjusted net income from continuing operations											2 440	2 225
Adjusted net income attributable to shareholders											2 434	2 223
Adjusted basic earnings per share from continuing operations											USD 1.07	USD 0.95

Supplementary tables: First quarter 2008 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies

Diovan/Co–Diovan	Hypertension	570	9	799	13	1 369	19	11
Gleevec/Glivec	Chronic myeloid leukemia	206	32	682	17	888	32	20
Zometa	Cancer complications	153	-4	178	1	331	5	-1
Femara	Breast cancer	116	21	154	23	270	30	22
Sandostatin	Acromegaly	100	5	169	6	269	13	5
Neoral/Sandimmun	Transplantation	27	-10	218	0	245	9	-2
Voltaren (Excl. OTC)	Inflammation/pain	2	0	200	7	202	18	7
Lucentis	Age-related macular degeneration			195	NM	195	NM	NM
Exelon/Exelon Patch	Alzheimer’s disease	59	18	129	16	188	29	17
Lescol	Cholesterol reduction	36	-36	120	-7	156	-9	-17
Top ten products total		1 269	9	2 844	17	4 113	24	14

Tegretol	Epilepsy	30	-6	84	13	114	15	7
Comtan/Stalevo	Parkinson’s disease	45	7	69	14	114	21	12
Exjade	Iron chelator	43	10	66	124	109	68	55
Ritalin/Focalin	Attention deficit/hyperactive disorder	85	0	21	12	106	5	3
Foradil	Asthma	4	-33	101	6	105	19	4
Lotrel	Hypertension	95	-73			95	-73	-73
Trileptal	Epilepsy	40	-73	50	-5	90	-54	-57
Tobramycin	Cystic fibrosis	46	5	27	-5	73	6	1
Exforge	Hypertension	26	NM	46	NM	72	NM	NM
Myfortic	Transplantation	21	50	43	57	64	68	54
Top 20 products total		1 704	-12	3 351	19	5 055	14	5
Rest of portfolio		281	-47	928	-14	1 209	-19	-26
Total Division sales		1 985	-19	4 279	9	6 264	6	-3

NM – Not meaningful

First quarter – Pharmaceutical net sales by therapeutic area (unaudited)

	Q1 2008	Q1 2007	% change
	USD m	USD m	USD

Cardiovascular & Metabolism
Diovan	1 369	1 151	19
Lotrel	95	353	-73
Exforge	72	6	NM
Tekturna/Rasilez	28	10	180
Other	6	0	NM
Total strategic franchise products	1 570	1 520	3
Mature products (including Lescol)	377	377	0
Total Cardiovascular & Metabolism products	1 947	1 897	3

Oncology & Hematology
Gleevec/Glivec	888	674	32
Zometa	331	314	5
Femara	270	208	30
Sandostatin	269	238	13
Exjade	109	65	68
Other	81	69	17
Total Oncology & Hematology products	1 948	1 568	24

Neuroscience & Ophthalmics
Lucentis	195	29	NM
Exelon/Exelon Patch	188	146	29
Tegretol	114	99	15
Comtan/Stalevo	114	94	21
Ritalin/Focalin	106	101	5
Trileptal	90	197	-54
Other	196	265	-26
Total strategic franchise products	1 003	931	8
Mature products	105	104	1
Total Neuroscience & Ophthalmics products	1 108	1 035	7

Respiratory
Foradil	105	88	19
Tobramycin	73	69	6
Xolair	39	34	15
Other	27	20	35
Total strategic franchise products	244	211	16
Mature products	28	29	-3
Total Respiratory products	272	240	13

Immunology & Infectious Diseases (IID)
Neoral/Sandimmun	245	224	9
Elidel	42	47	-11
Aclasta/Reclast	39	2	NM
Other	144	92	57
Total strategic franchise products	470	365	29
Mature products	198	417	-53
Total IID products	668	782	-15

Additional mature products
Voltaren (Excluding OTC)	202	171	18
Enablex/Emselex	46	38	21
Prexige	10	21	-52
Zelnorm/Zelmac	2	105	-98
Other	61	66	-8
Total additional mature products	321	401	-20

Total strategic franchise products	5 235	4 595	14
Total mature products	1 029	1 328	-23
Total Division net sales	6 264	5 923	6

NM – Not meaningful

Net sales by region (unaudited)

First quarter

	Q1 2008	Q1 2007	% change		Q1 2008	Q1 2007
	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	1 985	2 463	-19	-19	32	42
Rest of world	4 279	3 460	24	9	68	58
Total	6 264	5 923	6	-3	100	100

Vaccines and Diagnostics
US	79	72	10	10	28	31
Rest of world	201	159	26	10	72	69
Total	280	231	21	10	100	100

Sandoz
US	468	474	-1	-2	25	28
Rest of world	1 438	1 222	18	3	75	72
Total	1 906	1 696	12	2	100	100

Consumer Health continuing operations
US	419	430	-3	-3	29	34
Rest of world	1 040	848	23	10	71	66
Total	1 459	1 278	14	5	100	100

Group continuing operations
US	2 951	3 439	-14	-14	30	38
Rest of world	6 958	5 689	22	8	70	62
Total	9 909	9 128	9	0	100	100

Quarterly analysis for continuing operations (unaudited)

Key figures by quarter

	Q1 2008	Q4 2007	Change
	USD m	USD m	USD m	%

Net sales	9 909	9 931	-22	0
Operating income	2 488	897	1 591	177
Financial income	148	245	-97	-40
Interest expense	-57	-61	4	-7
Taxes	-408	-254	-154	61
Net income	2 308	931	1 377	148

Net sales by region

	Q1 2008	Q4 2007	Change
	USD m	USD m	USD m	%

US	2 951	3 073	-122	-4
Europe	4 498	4 295	203	5
Rest of world	2 460	2 563	-103	-4
Total	9 909	9 931	-22	0

Net sales by Division

	Q1 2008	Q4 2007	Change
	USD m	USD m	USD m	%

Pharmaceuticals	6 264	6 152	112	2
Vaccines and Diagnostics	280	398	-118	-30
Sandoz	1 906	1 971	-65	-3
Consumer Health continuing operations	1 459	1 410	49	3
Total	9 909	9 931	-22	0

Operating income by Division

	Q1 2008	Q4 2007	Change
	USD m	USD m	USD m	%

Pharmaceuticals	2 096	925	1 171	127
Vaccines and Diagnostics	-53	-107	54	-50
Sandoz	345	250	95	38
Consumer Health continuing operations	262	85	177	208
Corporate income & expense, net	-162	-256	94	-37
Operating income from continuing operations	2 488	897	1 591	177
Discontinued Consumer Health operations	24	-28	52
Total	2 512	869	1 643	189

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 21, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting